UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 26, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place
London E14 5HP
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•	$50,000,000 iPath® Pure Beta Aluminum ETN due April 18, 2041
•	$50,000,000 iPath® Pure Beta Cocoa ETN due April 18, 2041
•	$50,000,000 iPath® Pure Beta Coffee ETN due April 18, 2041
•	$50,000,000 iPath® Pure Beta Copper ETN due April 18, 2041
•	$50,000,000 iPath® Pure Beta Cotton ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta Crude Oil ETN due April 18, 2041
•	$50,000,000 iPath® Pure Beta Lead ETN due April 18, 2041
•	$50,000,000 iPath® Pure Beta Nickel ETN due April 18, 2041
•	$50,000,000 iPath® Pure Beta Sugar ETN due April 18, 2041
•	$50,000,000 iPath® Seasonal Natural Gas ETN due April 18, 2041
•	$250,000,000 iPath® Pure Beta Broad Commodity ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta Agriculture ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta Energy ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta Grains ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta Industrial Metals ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta Livestock ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta Precious Metals ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta Softs ETN due April 18, 2041
•	$100,000,000 iPath® Pure Beta S&P GSCI®-Weighted ETN due April 18, 2041

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 26, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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